EXHIBIT 23.4

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the incorporation by reference into this Registration Statement on Form S-8 (including any amendments thereto) of EQT Corporation of our audit letter dated January 20, 2025, with respect to our audit of EQT Corporation’s estimates of proved reserves and future revenue, as of December 31, 2024, included in EQT Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. We have no interest of a substantial or material nature in EQT Corporation or any of its affiliates. We have not been employed on a contingent basis, and we are not connected with EQT Corporation, or any of its affiliates, as a promoter, underwriter, voting trustee, director, officer, employee or affiliate.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chairman and Chief Executive Officer

Houston, Texas

December 16, 2025